UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.


                              SCHEDULE 13D
                    Under the Securities Act of 1934




                     VERSAILLES CAPITAL CORPORATION
-------------------------------------------------------------------------
                            (Name of Issuer)

                      Common Stock, $.05 Par Value
-------------------------------------------------------------------------
                     (Title of Class of Securities)

                               9251311 04
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                             (CUSIP Number)


                          Rex H. Lewis, Manager
                          ---------------------
                        2325-A Renaissance Drive
                        ------------------------
                  Las Vegas, NV  89119  (702) 798-6800
                  ------------------------------------
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                            February 23, 1999
                            -----------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 9251311 04                                          Page 2 of 7

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

     Maya, LLC

2.   Check the Appropriate Box If a Member of a Group
                                                            [  ] A
                                                            [  ] B
3.   Sec Use Only


4.   Source of Funds:  OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization: Nevada


         Number of    7.  Sole Voting Power            5,018,753
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          None
           Each
         Reporting
          Person      9.  Sole Dispositive Power       5,018,753
          With

                      10. Shared Dispositive Power     None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 5,018,753

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 11.7%

14.  Type of Reporting Person: OO

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CUSIP NO. 9251311 04                                          Page 3 of 7

1.   Name of Reporting Persons
     I.R.S. Identification No. of above Person (entities only) - Voluntary

          Rex Lewis

2.   Check the Appropriate Box If a Member of a Group
                                                            [   ] A
                                                            [   ] B

3.   Sec Use Only


4.   Source of Funds:  OO

5.   Check box if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e)                                             [   ]

6.   Citizenship or Place of Organization: U.S.A.


         Number of    7.  Sole Voting Power            None
          Shares
       Beneficially
         Owned by     8.  Shared Voting Power          5,018,753
           Each
         Reporting
          Person      9.  Sole Dispositive Power       None
          With

                      10. Shared Dispositive Power     5,018,753

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 5,018,753

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Representing by Amount in Row (11): 11.7%

14.  Type of Reporting Person: IN

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CUSIP NO. 9251311 04                                          Page 4 of 7

ITEM 1.   SECURITY AND ISSUER

          Common Stock, $.05 par value

          Versailles Capital Corporation
          12550 Oxnard Street, Suite 830
          Woodland Hills, California 91367

ITEM 2.   IDENTITY AND BACKGROUND

     The following are the reporting persons covered by this Report:

     Maya, LLC ("Maya"), which owns 5,018,753 shares of Common Stock, is a limited liability company formed under the laws of the State of Nevada, with its principal office at 2325-A Renaissance Drive, Las Vegas, Nevada 89119, and its principal business consists of investments.

     Rex Lewis, a member and Manager of Maya, is a citizen of the United States, with his business address at 2325-A Renaissance Drive, Las Vegas, Nevada 89119, and his present principal occupation is investments.

     During the last five years, none of the reporting persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years none of the reporting persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 23, 1999 (the "Effective Date"), the Issuer completed a merger between its wholly-owned subsidiary, Amerimmune, Inc.("Amerimmune"), and British Lion Medical, Inc. (British Lion), pursuant to an Agreement and Plan of Merger dated February 17, 1999 ("Merger"), In connection with the merger, each share of Common Stock of British Lion issued and outstanding on the Effective Date was exchanged for 7.13397 shares of the Issuer's Common Stock, resulting in the shareholders of British Lion acquiring approximately 97 percent of the outstanding voting shares of the Issuer. Each of the reporting persons in Item 2 received their shares of the Issuer's Common Stock in exchange for their shares of British Lion.

     In connection with the Merger, British Lion conducted a private placement of its no par value common stock consisting of a maximum of 107 Units, each Unit consisting of 10,000 shares of Common Stock, or 1,070,000 shares (the "Units"), at an offering price of $30,000 per Unit, or

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CUSIP NO. 9251311 04                                          Page 5 of 7

$3,210,000. These shares were exchanged for the Issuer's Common Stock in
connection with the Merger.   The Offering terminated on February 22, 1999
and funds were held in escrow until the Effective Date. All offers and sales were made by British Lion. The offering was made pursuant to the federal registration exemption contained in Section 4(2) of the Securities Act of 1922, as amended, and Rule 506 of Regulation D promulgated thereunder only to "accredited investors" as that term is defined in Rule
501(a) of Regulation D.   Maya, LLC purchased Units in this offering in
exchange for $2,010,000.   Rex Lewis is the sole Manager of Maya, LLC.

ITEM 4.   PURPOSE OF TRANSACTION

     Other than as described in Item 3 above, the reporting persons listed above have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

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CUSIP NO. 9251311 04                                          Page 6 of 7

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Maya, LLC beneficially owns 5,018,753 shares of the Common Stock which represents 11.7% of the Issuer's outstanding Common stock as of February 23, 1999.

          Rex Lewis, Manager of Maya, LLC., beneficially owns 5,018,753 shares of the Common Stock which represents 11.7% of the Issuer's outstanding Common stock as of February 23, 1999.

     (b) As of February 23, 1999, Maya has sole power to dispose or direct the disposition of 5,018,753 shares of the Common Stock.

          As of February 23, 1999, Rex Lewis has the shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 5,018,753 shares.

     (c) Other than the transactions described in Item 3 above, there have been no transactions in the class of securities reported on that in the past 60 days or since the most recent filing of Schedule 13D by the persons named in paragraph (a).

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The reporting persons listed above have no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 2.1 Agreement and Plan of Merger, dated February 17, 1999, by and among Versailles Capital Corporation, Amerimmune, Inc. and British Lion Medical, Inc.*

     Exhibit 3.3 Articles of Merger, as filed with the Colorado Secretary of State on February 23, 1999.*

     -----------------
     *Incorporated by reference from the like numbered exhibit filed with the Issuer's Current Form 8-K, dated March 10, 1999.

CUSIP NO. 9251311 04                                          Page 7 of 7

Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated:    March 5, 1999       MAYA, LLC.



                                   By /s/ REX LEWIS
                                     ----------------------------------
                                     Rex Lewis, Manager

     Dated:    March 5, 1999       REX LEWIS



                                   By /s/ REX LEWIS
                                     ----------------------------------
                                     Rex Lewis